Exhibit 99.1

Tuya Inc. Announces Results of Annual General Meeting, Class A Meeting and Class B Meeting

SANTA CLARA, Calif. November 1, 2022 /PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting, notice of Class A meeting and notice of Class B meeting, each dated September 15, 2022, Hong Kong time, have been adopted at the meetings held in Hangzhou, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the ninth amended and restated memorandum and articles of association in the form as set out in Appendix IA to the circular of the Company dated September 15, 2022, Hong Kong time; (ii) the directors of the Company are granted a general unconditional mandate to repurchase the Company’s own shares and/or American depositary shares; (iii) the directors of the Company are granted a general unconditional mandate to allot, issue and deal with additional Class A ordinary shares or equivalents; and (iv) Mr. YANG Yi is re-elected as an executive director of the Company, Ms. LIU Yao is re-elected as an executive director of the Company, and Mr. YIP Pak Tung Jason is re-elected as an independent non-executive director of the Company, respectively, on the terms and in the periods as set out in the notice of annual general meeting.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.
Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
Phone: +1 (323) 240-5796
Email: gary@blueshirtgroup.com

2